50
10/5/04

04013449

AM 10-5-2004 *

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
SEP 29 2004
526

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2003 (MM/DD/YY) AND ENDING July 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Inferential Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Madison Avenue
(No. and Street)

New York,	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frances D. Insinga 212-683-2060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway, Suite 2800	New York,	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frances D. Insinga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inferential Brokerage Services, Inc., as of July 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frances D. Insinga
Signature

President
Title

Marianne C. Luzzo
Notary Public

MARIANNE C. LUZZO
Notary Public State of New Jersey
My Commission Expires January 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INFERENTIAL BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2004

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Inferential Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Inferential Brokerage Services, Inc. as of July 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Inferential Brokerage Services, Inc. as of July 31, 2004, in conformity with U.S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
September 8, 2004

INFERENTIAL BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2004

ASSETS

Cash	$ 251,875
Commissions receivable	74,102
Security owned - at market value	27,734
Other assets	1,587
Total assets	$ 355,298

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 95,192
Deferred revenue	110,846
Total liabilities	206,038
Stockholder's equity	
Common stock, $10.00 par value	
Authorized: 5,000 shares	
Issued and outstanding: 100 shares	1,000
Additional paid-in capital	21,000
Retained earnings	127,260
Total stockholder's equity	149,260
Total liabilities and stockholder's equity	$ 355,298

The accompanying notes are an integral part of these financial statements.

INFERENTIAL BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2004

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Inferential Brokerage Services, Inc. (the "Company") is a New York State corporation that was formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Also, the Company recognizes commission income by providing its customers with research and consulting services.

(b) Revenue Recognition

Securities transactions and related commission revenues and expenses are generally recorded on a settlement-date basis which is generally the third business day following the trade date for securities and one day after the trade date for options. Reporting security transactions, revenues and expenses on a trade date basis would not result in material differences. Securities are valued at market. The resulting difference between cost and market is included in income.

Commissions, research, and consulting fees are billed in advance for different periods. Accordingly, unearned revenues are recognized as commission income over the period for which services are to be provided.

(c) Depreciation

Office equipment is recorded at cost. Management has elected to calculate depreciation using the modified accelerated cost recovery system (MACRS). Depreciation expense was $2,158 for the year ended July 31, 2004.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Security Owned - at Market Value

Marketable security owned consists of a corporate bond at July 31, 2004.

Note 3 - Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes at July 31, 2004 consists of a current provision for federal, and state and city income taxes of $6,594 and $11,476, respectively.

Note 4 - Net Capital Requirement

The Company's net capital requirement, under rule 15c3-1 of the SEC, was $13,736, whereas the net capital as computed amounted to $146,841, leaving excess net capital of $133,105. The capital ratio was 140% versus an allowable maximum of 1500%.

Note 5 - Business Arrangements

The Company has entered into two separate ongoing agreements with a third party requiring a 30-day termination notice. Pursuant to these agreements, the Company receives management, consulting and research support services for the benefit of its customers. Management fees and consulting and research fees paid to this entity amounted to $151,000 and $400,000, respectively, for the year ended July 31, 2004.

In addition, the Company leases space from this entity at $48,000 per annum. The lease is ongoing until either party cancels.

Note 6 - Financial Instruments with Off-Balance-Sheet Market and Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 6 - Financial Instruments with Off-Balance-Sheet Market and Credit Risk (Continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times maintains cash balances in excess of federally insured limits. The uninsured cash balance at July 31, 2004 totaled $134,660.

A copy of the Company's Statement of Financial Condition as of July 31, 2004, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.